UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 16, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Gap, Inc.

File No. 001-07562 - CF#31256

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     The Gap, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on June 10, 2014, as amended October 10, 2014.

     Based on representations by The Gap, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through   May 8, 2022

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brent J. Fields
                    Secretary